FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

STEALTHGAS INC.

331 KIFISSIAS AVENUE

ERITHREA 14561

ATHENS, GREECE

(011)(30)(210) 625 2849

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Stealthgas, Inc. on May 30, 2006

STEALTHGAS, INC. ANNOUNCES DELIVERY OF TWO LPG CARRIERS

REPORTS INTEREST RATE SWAP AND RE-ELECTION OF BOARD MEMBERS

ATHENS, GREECE, May 30, 2006. STEALTHGAS INC. (NASDAQ:GASS) made today several announcements as follows:

Fleet Developments

STEATHGAS INC. announced that it has taken delivery of the M/V “Lyne” on May 19, 2006, and the M/V “Sir Ivor” on May 26, 2006, two vessels it had already agreed to acquire. The company expects to take delivery of the M/V “Gas Nemesis”, which it has also agreed to acquire, no later than the middle of June 2006, thereby expanding the fleet to 27 vessels.

As previously announced, the M/V “Lyne” is a Fully-Pressurized (F.P.) LPG carrier built in Japan in 1996 with a capacity of 5,014 cubic meters (cbm). The “Lyne” is deployed under a bareboat charter to a major LPG trader at the rate of USD 163,636 per calendar month until May 2009. Thereafter, at the charterer’s option, the bareboat charter can be extended for a further 12-month period at a rate of USD 171,717 per calendar month.

The M/V “Sir Ivor” is a Fully-Pressurized (F.P.) LPG carrier built in China in 2003 with a capacity of 5,000 cubic meters (cbm).  It is deployed under a bareboat charter to a major LPG trader at the rate of USD 163,636 per calendar month until May 2009. Thereafter, at the charterer’s option, the bareboat charter can be extended for a further 12-month period at a rate of USD 171,717 per calendar month.

The M/V “Gas Nemesis” is a Fully-Pressurized (F.P.) LPG carrier built in Japan in 1995 with a capacity of 5,016 cubic meters (cbm). Upon its expected delivery by mid-June 2006, it will be deployed under an existing time charter to a major oil company at a rate of USD 201,500 per calendar month until December 2006.

Interest Rate Swap

STEALTHGAS INC.  also announced that as of September 11, 2006, the company will enter into a five year non amortizing interest rate swap with DNB NOR Bank in an amount of $25 million at a fixed rate of 5.42% per annum. Upon entering this interest rate swap, STEALTHGAS INC. will have covered $70 million of its debt through various interest rate hedging mechanisms.

Re-election of Two Board Members

Furthermore, STEALTHGAS INC. is also pleased to announce that at its 2006 Annual Meeting of Shareholders held on May 18, 2006 in Athens, Greece, the company’s President and CEO Mr. Harry Vafias and Mr. Markos Drakos, who also serves as Chairman of the Board’s Audit Committee, were re-elected to the Board of Directors for an additional three year term.

Updated Fleet Profile and Fleet Deployment:

The table below describes our fleet development and deployment as of today:

Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration	Monthly Rate (1*) $
CURRENT FLEET (Initial Fleet plus Identified & Additional Vessels already delivered to GASS)
Gas Cathar(2)	7,517	F.P.	2001	Oct-05	Time Charter	Aug-07	365,000
Gas Marathon	6,572	F.P.	1995	Nov-05	Bareboat	Oct-07	220,000
Gas Chios	6,562	F.P.	1991	Oct-05	Time Charter	Mar-07	300,000
Gas Amazon (3)	6,526	F.P.	1992	May-05	Time Charter	May -07	300,000
Gas Monarch	5,018	F.P.	1997	Dec-05	Time Charter	Jun-07	295,000
Lyne (4)	5,014	F.P.	1996	May-06	Bareboat	May-09	163,636
Gas Emperor	5,013	F.P.	1995	Feb-05	Time Charter	Jun-07	245,000
Birgit Kosan	5,012	F.P.	1995	Apr-05	Bareboat	Apr-07	190,000
Catterick	5,001	F.P	1995	Nov-05	Time Charter	Feb-07	300,000
Sir Ivor (5)	5,000	F.P.	2003	May-06	Bareboat	May-09	163,636
Gas Sincerity	4,123	F.P.	2000	Nov-05	Time Charter	Jul-06	285,000
Gas Spirit(6)	4,112	F.P.	2001	Dec-05	Time Charter	Jun-07	195,000
Gas Zael (7)	4,111	F.P.	2001	Dec-05	Time Charter	Aug-06	199,000
Gas Courchevel	4,109	S.R.	1991	Nov-04	Time Charter	Aug-06	395,000
Gas Prophet	3,556	F.P.	1996	Oct-04	Spot	N/A	N/A
Gas Shangai	3,526	F.P.	1999	Dec-04	Spot	N/A	N/A
Gas Czar(8)	3,510	F.P.	1995	Feb-06	Time Charter	Nov-07	171,250
Gas Legacy	3,500	F.P.	1998	Oct-05	Time Charter	Apr-07	250,000
Gas Fortune(9)	3,500	F.P.	1995	Feb-06	Time Charter	Dec-06	184,000
Gas Eternity	3,500	F.P.	1998	Mar-06	Spot	N/A	N/A
Gas Artic	3,434	S.R.	1992	Apr-05	Bareboat	Apr-09	190,000
Gas Ice	3,434	S.R.	1991	Apr-05	Bareboat	Apr-08	174,250
Gas Crystal	3,211	S.R.	1990	Nov-05	Spot	N/A	N/A
Gas Oracle	3,014	F.P.	1990	Dec-05	Time Charter	May-06	118,000
Gas Prodigy	3,014	F.P.	1995	Oct-05	Time Charter	Dec-06	219,000
Gas Tiny	1,320	S.R.	1991	Oct-04	Time Charter	Dec-06	120,000
Subtotal –	112,209
26 vessels	cbm
ADDITIONAL VESSELS (with expected delivery date)
Gas Nemesis (10)	5,016	F.P.	1995	June 2006	Time Charter	Dec-06	201,500
Subtotal –	5,016
1 vessel
FLEET TOTAL	117,225 cbm
27 VESSELS

•

F.P.: Fully-Pressurized

•

S.R.: Semi-Refrigerated

•

(1) To calculate daily rate divide by 30.4. All rates are quoted on a gross basis and do not take into account chartering commissions

•

(2) Gas Cathar is employed until August 2006 at the rate of USD 365,000 per month. Thereafter Gas Cathar will be employed for a further one year period at the rate of USD 355,000.

•

(3) Gas Amazon is employed until May 2006 at the rate of USD 420,000 per month. Thereafter it will be employed for a further one year period at the rate of $ 300,000 per month.

•

(4) Lyne is employed under a bareboat charter until May 2009 at the rate of USD 163,636. Thereafter, at charterer’s option, the bareboat charter can be extended for a further one year at the rate of USD 171,717.

•

(5) Sir Ivor is employed under a bareboat charter until May 2009 at the rate of USD 163,636. Thereafter, at charterer’s option, the bareboat charter can be extended for a further one year at the rate of USD 171,717. Sir Ivor will be acquired for a purchase price of USD 15.7 million and not for USD 16.7 million as previously announced.

•

(6) Gas Spirit is employed until June 2006 at the rate of USD 195,000 per month. Thereafter Gas Spirit will be employed for a further one year period ending June 2007 at the rate of USD 250,000 per month.

•

(7) As of April 03, 2006 “Feisty Gas” was renamed “Gas Zael”.

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(8) Gas Czar is employed until November 2006 at the rate of USD 171,250 per month. The rate for the 12 month period between December 2006 and November 2007 will be agreed upon no later than the commencement of the charter extension for the 12 months and will range between a minimum of USD 190,000 and a maximum of USD 210,000.

•

(9) Gas Fortune is employed until December 2006 at the rate of USD $ 184,000 per month. Thereafter at charterer’s option it can be employed for a further one year period at the rate of $ 205,000 per month.

•

(10) Upon its delivery, Gas Nemesis will be employed under an existing time charter until December 2006 at the rate of USD 201,500 per calendar month.

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 26 LPG carriers, and intends to acquire one additional LPG carrier.  Once the acquisition is completed, STEALTHGAS INC's fleet will be composed of 27 LPG carriers with a total capacity of 117,225 cubic meters (cbm). STEALTHGAS’s shares are listed on NASDAQ and trade under the symbol “GASS”.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in STEALTHGAS INC.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the US Securities and Exchange Commission.

Visit our website at www.stealthgas.com

Company Contact:

Andrew J. Simmons

Chief Financial Officer

STEALTHGAS INC.

011-30-210-6250-001
E-mail: simmons@stealthgas.com

Investor Relations/Media:
Nicolas Bornozis
Capital Link, Inc.(New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Stealthgas, Inc.

(Registrant)

Dated:  May 30, 2006                    By:            /s/ Andrew J. Simmons

                                             ----------------------------------

                                             Andrew J. Simmons

                 Chief Financial Officer

End of Filing